UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Gregory Smallwood
6561 Irvine Center Drive
Irvine, CA 92618
(949) 629-7991
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106
1.	Names of Reporting Persons Anthony Hsieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,244,205 (as of January 9, 2023) and 4,244,205 (as of October 3, 2022)

	8.	Shared Voting Power 147,657,247 (as of January 9, 2023) and 150,143,547 (as of October 3, 2022)

	9.	Sole Dispositive Power 4,244,205 (as of January 9, 2023) and 4,244,205 (as of October 3, 2022)

	10.	Shared Dispositive Power 147,657,247 (as of January 9, 2023) and 150,143,547 (as of October 3, 2022)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,901,452 (as of January 9, 2023) and 154,387,752 (as of October 3, 2022)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.9 (as of January 9, 2023) and 70.0% (as of October 3, 2022)[1,2,3]

14.	Type of Reporting Person (See Instructions) IN

1    Calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Shares but conversion of no other Class C Shares.
2    Based on 72,888,197 shares of the Issuer’s Class A Common Stock outstanding on January 9, 2023.
3    Based on 70,396,298 shares of the Issuer’s Class A Common Stock outstanding on October 3, 2022.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D (this “Schedule 13D”) is filed by Anthony Hsieh (the “Reporting Person”) and relates to beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) of loanDepot, Inc., a Delaware corporation (“loanDepot” or the “Issuer”). Amendment No. 3 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022 and May 6, 2022 (as amended prior to the date hereof, the “Original Filing”, and as amended by this Amendment No. 3, the “Statement”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 5. Interest in Securities of the Issuer

(a), (b) The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein. The Reporting Person also owns 92,644 unvested restricted stock units of the Company. Certain of the shares obtainable upon exchange of Class C Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.

(c) On September 1, 2022, certain executive officers and employees of the Issuer elected to cause Trilogy Six and Trilogy Seven to exchange 3,520,288 Common Units held for their benefit by such entities for an equal number of shares of Class A Common Stock, and to cause Trilogy Six and Trilogy Seven, as applicable, to distribute such shares of Class A Common Stock to such persons directly. An equal number of shares of Class C Common Stock corresponding to the Common Units that were exchanged for Class A Common Stock were cancelled for no consideration.

On October 3, 2022, certain executive officers and employees of the Issuer elected to cause Trilogy Six and Trilogy Seven to exchange 2,420,231 Common Units held for their benefit by such entities for an equal number of shares of Class A Common Stock, and to cause Trilogy Six and Trilogy Seven, as applicable, to distribute such shares of Class A Common Stock to such persons directly. An equal number of shares of Class C Common Stock corresponding to the Common Units that were exchanged for Class A Common Stock were cancelled for no consideration.

On November 1, 2022, certain executive officers and employees of the Issuer elected to cause Trilogy Six and Trilogy Seven to exchange 1,669,822 Common Units held for their benefit by such entities for an equal number of shares of Class A Common Stock, and to cause Trilogy Six and Trilogy Seven, as applicable, to distribute such shares of Class A Common Stock to such persons directly. An equal number of shares of Class C Common Stock corresponding to the Common Units that were exchanged for Class A Common Stock were cancelled for no consideration.

On December 1, 2022, certain executive officers and employees of the Issuer elected to cause Trilogy Seven to exchange 223,467 Common Units held for their benefit by such entities for an equal number of shares of Class A Common Stock, and to cause Trilogy Seven, as applicable, to distribute such shares of Class A Common Stock to such persons directly. An equal number of shares of Class C Common Stock corresponding to the Common Units that were exchanged for Class A Common Stock were cancelled for no consideration.

On January 1, 2023, certain executive officers and employees of the Issuer elected to cause Trilogy Six and Trilogy Seven to exchange 391,186 Common Units held for their benefit by such entities for an equal number of shares of Class A Common Stock, and to cause Trilogy Six and Trilogy Seven, as applicable, to distribute such shares of Class A Common Stock to such persons directly. An equal number of shares of Class C Common Stock corresponding to the Common Units that were exchanged for Class A Common Stock were cancelled for no consideration.

In addition, the Reporting Person, through the JLSSAA Trust, acquired the following shares of Class A Common Stock in open market purchases. The amounts reported are weighted average prices. The Reporting Person undertakes to provide the Issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, specific trade amounts and pricing at which the respective transactions were effected.

Date	Number of Shares	Weighted Average Price
8/22/22	21,449	$1.60
8/23/22	90,300	$1.60
8/24/22	110,474	$1.60
8/26/22	428	$1.60
8/29/22	176,682	$1.595
8/30/22	44,847	$1.60
9/6/2022	27,132	$1.60
9/13/2022	133,417	$1.5912
9/13/2022	28,508	$1.60
9/14/2022	49,287	$1.60
9/15/2022	53,350	$1.60
9/16/2022	321,975	$1.588

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Anthony Li Hsieh

By:	/s/ Anthony Li Hsieh

Dated:     January 9, 2023